EXHIBIT 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Forms S-8 No. 333-115918 and No. 333-15429) pertaining to the Amended and Restated Martin Marietta Materials, Inc. Common Stock Purchase Plan for Directors, and the Martin Marietta Savings and Investment Plan (formerly the Martin Marietta Materials, Inc. Performance Sharing Plan and the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees) of our report dated June 26, 2024, with respect to the financial statements and supplemental schedule of the Martin Marietta Savings and Investment Plan included in the Annual Report on Form 11-K for the year ended December 31, 2023.

/s/ FORVIS Mazars, LLP

Raleigh, North Carolina

June 26, 2024